SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G/A
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2
(Amendment No. 2)*
UBS AG
(Name of Issuer)
Ordinary shares, par value CHF 0.10 per share
(Title of Class of Securities)
H89231338
(CUSIP Number)
December 31, 2010
(Date of Event Which Requires Filing this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

CUSIP No.	H89231338	Page	2	of	7

1	NAMES OF REPORTING PERSONS Government of Singapore Investment Corporation Pte. Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		246,683,628

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		246,683,628

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	246,683,628

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.5%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
* Based on 3,796,149,469 ordinary shares, par value CHF 0.10 per share (the “Ordinary Shares”), reported as outstanding as of September 30, 2010 in UBS AG’s report on Form 6-K relating to its financial results for the third quarter 2010 and filed with the Securities and Exchange Commission on October 26, 2010.

CUSIP No.	H89231338	Page	3	of	7

1	NAMES OF REPORTING PERSONS Government of Singapore

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Singapore

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		242,974,786

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		242,974,786

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	242,974,786

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.4%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
* Based on 3,796,149,469 ordinary shares, par value CHF 0.10 per share (the “Ordinary Shares”), reported as outstanding as of September 30, 2010 in UBS AG’s report on Form 6-K relating to its financial results for the third quarter 2010 and filed with the Securities and Exchange Commission on October 26, 2010.

CUSIP No. H89231338	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer:
UBS AG

Item 1(b).	Address of Issuer’s Principal Executive Offices:
Bahnhofstrasse 45 CH-8001 Zurich, Switzerland

and

Aeschenvorstadt 1, CH-4051 Basel, Switzerland

Item 2(a).	Name of Person Filing:
I	Government of Singapore Investment Corporation Pte. Ltd.

II	Government of Singapore

Item 2(b).	Address of Principal Business Office or, if none, Residence:
I	168, Robinson Road # 37-01, Capital Tower Singapore 068912

II	c/o Government of Singapore Investment Corporation Pte. Ltd. 168, Robinson Road # 37-01, Capital Tower Singapore 068912

Item 2(c).	Citizenship:
I & II	Singapore

Item 2(d).	Title of Class of Securities:
Ordinary shares, par value CHF 0.10 per share

Item 2(e).	CUSIP Number:
H89231338

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No. H89231338	13G	Page 5 of 7 Pages

Item 4.	Ownership.
     The aggregate number of securities and percentage of the class of securities of the Issuer beneficially owned by each Reporting Person named in Item 2(a), as well as the number of securities as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following table:

	Number of Shares
	Amount
	Beneficially	Power to Vote		Power to Dispose		Percent
Reporting Person	Owned	Sole	Shared(1)	Sole	Shared(1)	of Class

Government of Singapore Investment Corporation Pte. Ltd.	246,683,628	0	246,683,628	0	246,683,628	6.5%
Government of Singapore	242,974,786	0	242,974,786	0	242,974,786	6.4%

Total (all Reporting Persons)(2)	246,683,628	0	246,683,628	0	246,683,628	6.5%

(1)	The Government of Singapore Investment Corporation Pte. Ltd. shares power to vote and power to dispose of 242,974,786 securities beneficially owned by it with the Government of Singapore and shares power to vote and dispose of 3,708,842 securities beneficially owned by it with the Monetary Authority of Singapore.

(2)	The reporting persons disclaim membership in a group.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

CUSIP No. H89231338	13G	Page 6 of 7 Pages

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certifications.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
Material to be Filed as Exhibits
1.	Power of Attorney by Minister for Finance, Singapore dated March 5, 1998.
(Incorporated by reference to Exhibit No. 1 to Schedule 13G, dated March 23, 1998 regarding SPDR Trust Series 1).

CUSIP No. H89231338	13G	Page 7 of 7 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Date: February 8, 2011

Government of Singapore Investment Corporation Pte. Ltd.
By:	/s/ Jessica Lua	/s/ Lim Eng Kok
	Jessica Lua	Lim Eng Kok
	Senior Vice President	Vice President

Government of Singapore by Government of Singapore Investment Corporation Pte. Ltd., its attorney-in-fact
By:	/s/ Jessica Lua	/s/ Lim Eng Kok
	Jessica Lua	Lim Eng Kok
	Senior Vice President	Vice President

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